SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

On February 25, 28, 29 and March 3, 2008 the Company announced in Argentina the basic terms of its rights offering, in compliance with Argentine law. The basic terms of the rights offering are also disclosed in the press release below, which was released to PR Newswire on March 3, 2008.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Announces Rights Offering

BUENOS AIRES, ARGENTINA – March 3, 2008 – In connection with its Registration Statement on Form F-3, effective as of February 25, 2008, Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY) announced in the bulletin of the Buenos Aires Stock Exchange and in the Official Gazette of Argentina that holders of its American Depositary Shares (“ADSs”) on the record date of February 27, 2008 received rights to subscribe for 0.561141 new ADSs for every ADSs held of record. Holders of common shares received rights to subscribe for 0.561141 new common shares for every common share held of record. In addition, each holder will receive free of charge, for each new common share that it purchases in connection with the exercise of such rights, one warrant to purchase 0.33333333 additional common shares, or for each new ADS that it purchases, 10 warrants, each of which entitles such holder to purchase 0.33333333 additional common shares.

The non-binding indicative subscription price for each new common share and ADS is Ps.5.37 and US$17.01, respectively. The subscription period for the rights to acquire common shares is from March 4, 2008 to March 18, 2008 and for the rights to acquire ADSs is from March 4, 2008 to March 13, 2008. The definitive subscription price will be published in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire on March 11, 2008. Subscriptions for the Company’s new common shares or ADSs pursuant to the exercise of rights based on the indicative subscription price and prior to the publication of the definitive subscription price on March 11, 2008, will be binding and irrevocable even though the definitive subscription price will have not been established at the time of such exercise, and the definitive subscription price subsequently determined may be different, perhaps materially, than the indicative subscription price.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Cresud:

Cresud is a leading Argentine agricultural company with a growing presence in the Brazilian agricultural sector through its investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícola. Cresud is currently involved in a range of activities including crop production, cattle raising and milk production. Cresud’s business model, which it seeks to roll out abroad, taking into account the specific conditions of each country, focuses on the acquisition, development and exploitation of properties having attractive prospects for agricultural production and/or value appreciation and the selective disposition of such properties where appreciation has been realized.

For further information, please visit our website

www.cresud.com.ar.

Matters discussed in this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties, including but not limited to the risk that the definitive subscription price may be higher than the non-binding indicative subscription price. In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in reports filed by Cresud with the Securities and Exchange Commission. Cresud cautions that the foregoing factors are not exclusive. Cresud undertakes no obligation to publicly update or revise any forward-looking statement in this or any prior forward-looking statements whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: March 10, 2008